FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of   January 2006

Commission File Number 001-31890

Orezone Resources Inc.
(Translation of registrant’s name into English)

290 Picton Street, Suite 201 Ottawa, ON K1K 8P8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) 82 —

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OREZONE RESOURCES INC.

Date: January 4, 2006	/s/ Ron Little Name: Ron Little Title: President & CEO

For Immediate Release
January 4, 2006

Drilling Identifies Another New Gold Zone at Sega
 Results include 30m grading 4.1 g/t and 7m grading 14.1 g/t in Tiba 4 Zone

Orezone Resources Inc. (OZN:TSX, AMEX) is pleased to announce the results from an ongoing 17,000m drilling program being carried out on the Company’s 100 per cent owned Sega gold project (Seguenega Permit) in Burkina Faso, West Africa. The program is designed to expand the three existing zones (RZ, Bakou and Gambo), to better define recently discovered zones, and to drill new targets with the objective of determining if the property has sufficient resources to initiate a feasibility study.

The most promising new zone of mineralization identified to date is Tiba 4, which is located 8km north and east of RZ, Bakou and Gambo. Mineralization has been defined over a strike length of 600m and is contained within three sub parallel zones with the central or main zone displaying the best continuity. Highlights include 30m grading 4.1 g/t in hole TBC686 while hole TBC652 returned 7m grading 14.1 g/t and hole TBC736 intersected 9m grading 7.4 g/t.

Ron Little, President of Orezone stated, “Our goal is to build a middle tier mining company by developing the Essakane project with Gold Fields and advancing our other projects to the point where we can bring at least one of them into production on our own. Our understanding of the size and grade of the zones at Sega infers that five or six will be necessary to achieve the economic threshold required for an open pit mining operation and we are getting close to this goal.” He added that, “Like the RZ Zone, Tiba 4 has gold content in the 5-15 g/t range and thereby has the potential to make a significant impact on the economics of the project. We will be issuing an initial 43-101 resource calculation for Sega in the first quarter of this year.”

Results from other Sega Zones include:

•	Tiba 3 SE Zone: Hole TBC657 intersected 16m grading 2.0 g/t and hole TBC659 intersected 16m grading 2.4 g/t. This zone is located 500m SE of Tiba Zone 4.
•	Bakou Zone: Hole BKD001 intersected 34m grading 2.7 g/t.
•	Guibou Zone: Infill drilling has indicated that this zone is structurally complex and will not likely be included in the resource calculation.

For a complete table of results see our website at www.orezone.com/site/media/press122.asp.

Samples were collected at a minimum of every 1m down the hole and analyzed using a 2kg bottle roll cyanide leach at the Abilab Laboratory in Ouagadougou, Burkina Faso, an internationally recognized laboratory. A minimum of 5% of the samples are for QA/QC, which includes pulp duplicates, coarse duplicates, standards and blanks. The program was carried out under the supervision of Jean Francois Sauvage, Exploration Manager, Pascal Marquis, VP Exploration and Jeffrey Ackert, VP Technical Services, and qualified person for Orezone.

RC and core drilling is ongoing at both Tiba 4 and Tiba 3 SE to further define the zones and to determine the structural and lithological controls on the mineralization. An in-house column leach test program is currently underway on core samples extracted from the RZ, Bakou and Gambo zones in order to establish an estimate of heap leach recoveries. Samples of material from the new Tiba 4 Zone will also be extracted for column leach testing.

Orezone currently has five drills working in Burkina Faso, with one core rig and one RC rig at Sega, one core rig and one RC rig at Bondi and one core rig at Essakane. Another RC drill is scheduled to start in Niger this month.

Orezone is an emerging gold producer that has an exploration permit for Essakane, the largest gold deposit in Burkina Faso, West Africa where its partner Gold Fields Limited is earning up to a 60 per cent interest. Orezone also has a pipeline of promising projects, all located in politically stable areas of West Africa which is one of the world’s fastest growing gold producing regions. Orezone’s mission is to create wealth by discovering and developing the earth’s resources in an efficient and responsible manner.

For further information please contact:

Ron Little	Greg Bowes
President & CEO	Vice President and CFO

rlittle@orezone.com (613) 241-3699	gbowes@orezone.com

FORWARD-LOOKING STATEMENTS: This news release contains certain “forward-looking statements” within the meaning of Section 21E of the United States Securities Exchange Act of 1934, as amended. Except for statements of historical fact relating to the company, certain information contained herein constitutes forward-looking statements. Forward-looking statements are frequently characterized by words such as “plan,” “expect,” “project,” “intend,” “believe,” “anticipate”, “estimate” and other similar words, or statements that certain events or conditions “may” or “will” occur. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the inherent risks involved in the exploration and development of mineral properties, the uncertainties involved in interpreting drilling results and other geological data, fluctuating metal prices, the possibility of project cost overruns or unanticipated costs and expenses, uncertainties relating to the availability and costs of financing needed in the future and other factors. The Company undertakes no obligation to update forward-looking statements if circumstances or management’s estimates or opinions should change. The reader is cautioned not to place undue reliance on forward-looking statements.